Exhibit 12.1
POPULAR, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Nine Months Ended			Year Ended December 31,
	September 30,	September 30,
	2010 (1)	2009 (1)		2009 (1)		2008 (1)		2007 (1)	2006 (1)	2005 (1)
(Loss) income from continuing operations before income taxes and cumulative effect of accounting changes	$456,227	($370,236)		($579,694)		($232,959)		$266,909	$551,893	$665,045

Fixed charges :

Interest expense and capitalized	499,956	582,766		754,506		994,919		1,246,577	1,200,508	859,075
Estimated interest component of net rental payments	20,242	21,941		28,866		34,975		31,296	25,670	23,755

Total fixed charges including interest on deposits	520,198	604,707		783,372		1,029,894		1,277,873	1,226,178	882,830

Less: Interest on deposits	269,919	395,432		501,262		700,122		765,794	580,094	430,813

Total fixed charges excluding interest on deposits	250,279	209,275		282,110		329,772		512,079	646,084	452,017

Income before income taxes and fixed charges(including interest on deposits)	$976,425	$234,471		$203,678		$796,935		$1,544,782	$1,778,071	$1,547,875

(Loss) income before income taxes and fixed charges(excluding interest on deposits)	$706,506	($160,961)		($297,584)		$96,813		$778,988	$1,197,977	$1,117,062

Ratio of earnings to fixed charges

Including Interest on Deposits	1.9	(A	)	(A	)	(A	)	1.2	1.5	1.8

Excluding Interest on Deposits	2.8	(A	)	(A	)	(A	)	1.5	1.9	2.5

Ratio of earnings to fixed charges & Preferred Stock Dividends

Including Interest on Deposits	1.9	(A	)	(A	)	(A	)	1.2	1.4	1.7

Excluding Interest on Deposits	2.8	(A	)	(A	)	(A	)	1.5	1.8	2.4

(1)	On November 3, 2008, the Corporation sold residual interests and servicing related assets of Popular Financial Holding (“PFH”) and Popular, FS to Goldman Sachs Mortgage Company, Goldman, Sachs & Co. and Litton Loan Servicing, LP. In addition, on September 18, 2008, the Corporation announced the consummation of the sale of manufactured housing loans of PFH to 21st Mortgage Corp. and Vanderbilt Mortgage and Finance, Inc. The above transactions and past sales and restructuring plans executed at PFH in the past two years have resulted in the discontinuance of the Corporation’s PFH operations and PFH’s results are reflected as such in the Corporation’s Consolidated Statement of Operations. The computation of earnings to fixed charges and preferred stock dividends excludes discontinued operations. Prior periods have been retrospectively adjusted on a comparable basis.

(A)	During 2008, 2009 and the first nine months of 2009, earnings were not sufficient to cover fixed charges or preferred dividends and the ratios were less than 1:1. The Corporation would have had to generate additional earnings of approximately $235 million, $625 million and $417 million to achieve ratios of 1:1 in 2008, 2009 and the first nine months of 2009, respectively.